ANTOFAGASTA PLC

5 PRINCES GATE,
LONDON
SW7 1QJ

TELEPHONE: +44 20 7808 0988
FACSIMILE: +44 20 7808 0986
EMAIL: info@antofagasta.co.uk

07026913

SUPPL

17 September 2007

2007 SEP 25 A 5:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Dear Sir/Madam,

Antofagasta plc is applying to take advantage of the amendment to the existing rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents.

Further details are as follows:
Exemption Number: 082-04987
Website: www.antofagasta.co.uk

Should you have any queries, please do not hesitate to contact me on +44 20 7808 0988 or hbarma@antofagasta.co.uk.

Yours faithfully,

Hussein Barma
Chief Financial Officer (United Kindgom)

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

9/25

END